Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2013, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, which uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS from January to September of 2013 are available on our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Sep/30/2013			Dec/31/2012
Total Assets	1,082,787	(92,581)	990,206	1,014,425	(57,271)	957,154
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	547,373	(27,229)	520,144	536,497	(20,862)	515,635
Loan Operations	387,040	583	387,623	366,285	699	366,984
(-) Allowance for Loan Losses 4	(25,653)	2,428	(23,225)	(27,745)	2,032	(25,713)
Other Financial Assets 5	98,905	(53,403)	45,502	75,852	(31,360)	44,492
Tax Assets 6	42,903	(9,297)	33,606	40,215	(7,803)	32,412
Investments in associates and jointly controlled entities, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	32,219	(5,663)	26,556	23,321	23	23,344

Current Liabilities and Long Term Liabilities	1,002,685	(93,779)	908,906	939,302	(58,146)	881,156
Deposits	252,279	-	252,279	243,200	-	243,200
Deposits Received Under Securities Repurchase Agreements 3	295,137	(27,362)	267,775	288,818	(21,413)	267,405
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	187,609	899	188,508	179,772	1,040	180,812
Other Financial Liabilities 5	103,045	(52,995)	50,050	81,213	(30,958)	50,255
Reserves for Insurance, Private Pension and Capitalization	98,753	-	98,753	93,210	-	93,210
Provisions and Other Liabilities	53,146	(6,432)	46,714	39,307	(142)	39,165
Tax Liabilities 6	12,716	(7,889)	4,827	13,782	(6,673)	7,109

Total Stockholders’ Equity	80,102	1,198	81,300	75,123	875	75,998
Non-controlling interests	1,842	(882)	960	903	(807)	96
Controlling Stockholders’ Equity 7	78,260	2,080	80,340	74,220	1,682	75,902

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$million
Adjustments	Equity	Result
	Sep/30/13	3rdQ/13	2ndQ/13	3rdQ/12	Jan-Sep/13	Jan-Sep/12
BRGAAP - Values Attributable to Controlling Stockholders	78,260	3,995	3,583	3,372	11,050	10,102
(a) Allowance for Loan Losses	2,438	248	109	76	490	21
(b) Recognition of deferred tax assets	-	-	-	(187)	-	(452)
(c) Adjustment to market value of shares and quotas	378	-	-	(1)	-	(5)
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	812	(7)	(6)	(7)	(19)	(25)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	91	7	26	24	1
(f) Effective interest rate	(347)	34	52	58	148	159
(g) Other adjustments	211	45	86	37	116	(17)
Income tax and social contribution on Net Income	(1,412)	(120)	(83)	(66)	(293)	(69)
IFRS - Values Attributable to Controlling Stockholders	80,340	4,286	3,748	3,308	11,516	9,715
IFRS - Values Attributable to Minority Stockholders	960	33	19	146	60	546
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	81,300	4,319	3,767	3,454	11,576	10,261

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used8.
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements no longer exists from the 1Q13.
(c) On IFRS (IAS39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS21), exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment in which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.
(f) On the IFRS (IAS39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(g) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant to the BRGAAP.

8For more details see our Complete Financial Statements from January to September of 2013.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

	R$ million
Recurring Result	3rdQ/13			Jan-Sep/13
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	3,995	4,286	291	11,050	11,516	466
Exclusion of the Non-Recurring Events	27	27	-	106	106	-
Provision for Contingencies-Economic Plans	27	27	-	106	106	-
Recurring Result - Attributable to Controlling Stockholders	4,022	4,313	291	11,156	11,622	466

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, October 29, 2013.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.